EXHIBIT 12.2

PUBLIC SERVICE ELECTRIC AND GAS COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$192	$282	$551	$592	$637	$448	$583
Fixed Charges	160	162	312	325	332	346	342
Capitalized Interest	(1)	(1)	0	0	0	0	0

Total Earnings	$351	$443	$863	$917	$969	$794	$925

Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$158	$160	$312	$325	$332	$346	$342
Interest Factor in Rentals	2	2	0	0	0	0	0

Total Fixed Charges	$160	$162	$312	$325	$332	$346	$342

Ratio of Earnings to Fixed Charges	2.19	2.73	2.77	2.82	2.92	2.29	2.70

(A)	The term “earnings” shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.
(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.